Ex. (m)(5)

January 19, 2007

Mr. Robert F. Gunia

Executive Vice President

Prudential Investments LLC

Gateway Center Three

100 Mulberry Street

Newark, New Jersey 07102

Re:	Subadvisory Fee Reduction: Dryden Global Real Estate Fund

Dear Mr. Gunia:

This letter is to set forth the agreement among Prudential Investments LLC (“PI”) and Prudential Investment Management, Inc. (“PIM”) regarding the fees payable by PI to PIM under the subadvisory agreement between the parties dated January 19, 2007, with respect to Dryden Global Real Estate Fund, to reflect a waiver of a portion of the subadvisory fees that would otherwise be payable by PI to PIM under the subadvisory agreement.

Effective as of the date of the subadvisory agreement, PI and PIM agree to the following subadvisory fee rate, notwithstanding anything to the contrary contained in the subadvisory agreement:

0.38% of average daily net assets

The waiver shall remain in effect until such time as the parties may mutually agree to alter, modify or terminate the waiver.

Very truly yours,

PRUDENTIAL INVESTMENT MANAGEMENT, INC.

By:	/s/ Marc R. Halle
Name:	Marc R. Halle
Title:	Vice President

AGREED AND ACCEPTED:

PRUDENTIAL INVESTMENTS LLC

By:	/s/ Robert F. Gunia
Name:	Robert F. Gunia
Title:	Executive Vice President